
April 18, 2012

Via e-mail
Tim G. Guttman
Executive Vice President, Controller and
  Acting Chief Financial Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594

> **Re: AmerisourceBergen Corporation**
> **Form 10-K for the Year Ended September 30, 2011**
> **Filed November 22, 2011**
> **Response dated April 2, 2012**
> **File No. 001-16671**

Dear Mr. Guttman:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2011

Item 1. Business, page 1

1.   We note your response to comment 1 in our letter dated March 20, 2012 and that "specialty" refers to pharmaceutical products that treat complex diseases, such as cancer, diabetes and multiple sclerosis. Please confirm that in future filings you will further clarify the definition of specialty as explained in your response letter, including a brief description of how management makes the determination to categorize a particular product or service as specialty. If you believe a specific industry definition does not exist, consider addressing the degree to which incomparability may exist among you and other market participants. In this regard, it is unclear, for example, how diseases are

classified as "complex" as opposed to non-complex or whether high cost is a determining factor. Please provide draft disclosure.

Notes to Consolidated Financial Statements, page 41

Note 14. Business Segment Information, page 63

2.   We note your response to comment two of our letter dated March 20, 2012. Please expand your analysis to discuss your consideration of the actual historical and projected future differences between the operating income margins and sales trends of ABDC and ABSG, including the three generic oncology drugs you initially excluded, to arrive at your conclusion on the similarity of their economic characteristics. Alternatively, tell us why you have excluded the impact of certain specialty generic product introductions from ABSG in your analysis of the gross margins and sales trends of ABDC and ABSG and cite the accounting guidance that you are relying upon for the exclusion of this information. Also provide us with the financial information reviewed by your CODM for the quarter ended December 31, 2011 (reflecting the reduction to three operating segments beginning in fiscal 2012) that was used to make decisions about resource allocations and assess performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining